August 23, 2012

Via EDGAR

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Cvrkel:

Re:

Ocean Electric Inc. (the “Company”)

Form 10-K for the year ended December 31, 2011

Filed April 5, 2012

File No. 000-52775

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to our annual report on Form 10-K.

Annual Report on Form 10-K for the year ended December 31, 2011

Financial Statements, page 14

Notes to Financial Statements, page F-6

3. Intangible Assets, page F-8

1.

We note from the disclosure included in Note 3 that on December 13, 2011, the company acquired all of the rights and patents to an off-shore wind energy technology developed by Green and Blue Sustainable Technologies in exchange for 25,000,000 common shares with a market value of $5,750,000.  We also note from the disclosures on pages 19 and 20 of your Form 10-K, that as a result of this transaction, Ricardo Prats, the transferor of these rights and patents, became the principal shareholder of the company’s common shares with an interest of 69.8% as well as the company’s President, CEO, CFO, Secretary and Treasurer.  As there appears to be very limited trading market for the company’s common shares and Ricardo Prats appears to be a promoter and principal shareholder of the company due to this transaction, we believe that the rights and patents acquired in this transaction should be valued at the transferor’s historical cost basis in the assets transferred pursuant to the guidance in SAB Topic 5:G.  Please revise accordingly.

ANSWER:  We have amended our Form 10-K to reflect the acquisition cost value of $457,600, which was the historical cost basis of the transferor, and made the appropriate changes as necessary throughout the audited financial statements.

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2.

In a related matter, we note that as of December 31, 2011 and March 31, 2012, the company had a recorded investment in intangibles that were acquired from its current President of $6,917,978 and $6,801,841, respectively.  Given that the company has generated no revenues through March 31, 2012, please explain in detail how the company evaluated each of these intangibles for impairment at the date of the company’s most recent impairment analysis.  As part of your response, please tell us the date the company’s most recent impairment analysis was completed and tell us the methods and significant assumptions that were used to estimate the future cash flows associated with these intangible assets.  Please note that absent verifiable evidence that future cash flows will be generated as a result of these intangible assets, we would expect an impairment charge to be recognized in the company’s financial statements with respect to such intangibles.

ANSWER:  We tested the potential impairment of the intangibles based on the net present value of expected future cash flows for the intangible assets, as determined on December 31, 2011.  We assumed a 20% discount rate in our analysis, and there has been no change in our expected future cash flows for the six months ended June 30, 2012.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2012

Item 4.  Controls and Procedures, page 6

3.

We note that both disclosure controls and internal controls over financial reporting at March 31, 2012 were determined to be effective.  Given that both disclosure controls and procedures and internal controls over financial reporting at December 31, 2011 were ineffective due to material weaknesses, please tell us, and revise to disclose, the nature of the changes that were implemented to remediate these material weaknesses, resulting in effective controls at March 31, 2012.  Refer to Regulation S-K, Item 308(c).

ANSWER:  We inadvertently included that our disclosure and internal controls were effective on our Form 10-Q for the quarter ended March 31, 2012.  We have revised our 10-Q to state that both our disclose controls and internal controls were ineffective and also updated our financials in accordance with the answers above.

Please contact the writer if you have any further questions.

Yours truly,

OCEAN ELECTRIC INC.

Per: /s/ Ricardo Prats

Ricardo Prats

President & C.E.O.

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